Exhibit (a)(5)(iv)

PRESS RELEASE	SOURCE:	First Trust Strategic High Income Fund II

FIRST TRUST STRATEGIC HIGH INCOME FUND II ANNOUNCES FINAL RESULTS OF TENDER OFFER

WHEATON, IL - (BUSINESS WIRE) – October 4, 2017 - First Trust Strategic High Income Fund II (NYSE: FHY) (the “Fund”) today announced the final results of the tender offer it conducted.

As previously announced, the Fund conducted a tender offer for up to 15% of its outstanding common shares for cash at a price per share equal to 98% of the net asset value per share as determined as of the close of the regular trading session of the NYSE on September 29, 2017 (the “Valuation Date”). The Fund’s tender offer, which expired at 5:00 p.m. New York City time on Thursday, September 28, 2017, was oversubscribed.

Since the Fund’s tender offer was oversubscribed, the Fund will purchase 15% of its outstanding common shares on a pro-rata basis based on the number of shares properly tendered (Pro-Ration Factor). The final results of the tender offer are provided in the table below.

Number of Shares Tendered	Number of Tendered Shares to be Purchased	Pro-Ration Factor	Purchase Price (98% of NAV on Valuation Date)	Number of Outstanding Shares after Tender Offer
2,748,438	1,230,039	44.75%	$14.2688	6,970,226

The Fund will purchase the common shares that it has accepted for payment as promptly as practicable. Shareholders who have questions regarding the tender offer should contact their financial advisors or should call Georgeson LLC, the Fund’s information agent for the tender offer, at: (800) 509-0984.

The Fund is a diversified, closed-end management investment company that seeks to provide a high level of current income. As a secondary objective, the Fund seeks to provide capital growth.

First Trust Advisors L.P., the Fund's investment advisor, along with its affiliate, First Trust Portfolios L.P., are privately-held companies which provide a variety of investment services, including asset management and financial advisory services, with collective assets under management or supervision of approximately $111 billion as of September 30, 2017 through unit investment trusts, exchange-traded funds, closed-end funds, mutual funds and separate managed accounts.

Brookfield Investment Management, Inc. ("Brookfield") serves as the Fund's investment sub-advisor. Brookfield is a wholly-owned subsidiary of Brookfield Asset Management, a global alternative asset manager with over $250 billion in assets under management as of June 30, 2017. Brookfield Asset Management has over a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. Brookfield Asset Management’s public market activities are conducted by Brookfield, a registered investment advisor, with over $15.4 billion of assets under management as of June 30, 2017.

FORWARD-LOOKING STATEMENTS

Certain statements made in this press release are forward-looking statements. Actual results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors.

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CONTACT: Jeff Margolin – (630) 765-7643

SOURCE: First Trust Strategic High Income Fund II